UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------

                                  SCHEDULE 13G

                            -------------------------

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. __ )*

                                  BAKER J. INC.
                                (NAME OF ISSUER)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                   057-232-100
                                 (CUSIP NUMBER)

                                DECEMBER 31, 2000
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|X|  Rule 13d-1 (b)
|_|  Rule 13d-1 (c)
|_|  Rule 13d-1 (d)

-------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 057-232-100                   13G                    Page 2 of 6 Pages

1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Buckingham Capital Management Incorporated, Federal I.D. No. 13-3276152

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:           (a)  |_|
                                                                      (b)  |X|
3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

         NUMBER OF SHARES                5.  SOLE VOTING POWER: 1,170,350
         BENEFICIALLY OWNED
         BY EACH REPORTING               6.  SHARED VOTING POWER: 0
         PERSON WITH
                                         7.  SOLE DISPOSITIVE POWER: 1,170,350

                                         8.  SHARED DISPOSITIVE POWER: 0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         1,170,350

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES:*  |_|

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 8.32%

12.      TYPE OF REPORTING PERSON*: IA

----------------------
* See Instructions before filling out!

CUSIP NO. 057-232-100                  13G                     Page 3 of 6 Pages

Schedule 13G of Buckingham Capital Management Incorporated with respect to the Class A common stock (the "Common Shares") of Baker J. Inc. (the "Company").

ITEM 1 (a)        NAME OF ISSUER:
                  Baker J. Inc.

ITEM 1 (b)        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                  555 Turnpike Street, Canton, MA 02021

ITEM 2 (a)        NAME OF PERSON FILING:
                  Buckingham Capital Management Incorporated

ITEM 2 (b)        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                  630 Third Avenue, Sixth Floor, New York, NY 10017

ITEM 2 (c)        CITIZENSHIP:
                  Buckingham Capital Management Incorporated is a Delaware corporation

ITEM 2 (d)        TITLE OF CLASS OF SECURITIES:
                  Common Stock

ITEM 2 (e)        CUSIP NUMBER:
                  057-232-100

ITEM (3) IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) or (C), CHECK WHETHER THE PERSON FILING IS A:

                  (a)  ( )  Broker or Dealer registered under Section 15 of the
                            Securities Exchange Act of 1934 (the "Act")
                  (b)  ( )  Bank as defined in Section 3(a)(6) of the Act
                  (c)  ( )  Insurance Company as defined in Section 3(a)(19) of the Act
                  (d)  ( )  Investment Company registered under Section 8 of the
                            Investment Company Act of 1940
                  (e)  (X)  An investment adviser in accordance with Rule
                            13d-1(b)(1)(ii)(E);

CUSIP NO. 057-232-100                     13G                  Page 4 of 6 Pages



                  (f)  ( )  An employee benefit plan or endowment fund in
                            accordance with Rule 13d-1(b)(1)(ii)(F);
                  (g)  ( )  A parent holding company or control person in
                            accordance with Rule 13d-1(b)(1)(ii)(G);
                  (h   ( )  A savings association as defined in Section 3(b) of
                            the Federal Deposit Insurance Act;
                  (i)  ( )  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
                  (j)  ( )  A Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

         If this statement is filed pursuant to Rule 13d-1(c),check this box.[ ]

ITEM 4.           OWNERSHIP

                  (a)  Amount Beneficially Owned:
                       1,170,350

                  (b)  Percentage of Class:
                       8.32% (based on the 14,068,798 Common Shares reported to be outstanding in the Company's Quarterly Report on Form 10-QSB for the quarter ended October 28, 2000).

                  (c)  Number of shares as to which such person has:
                      (i)   sole power to vote or to direct the vote: 1,170,350
                      (ii)  shared power to vote or to direct the vote: 0
                      (iii) sole power to dispose or to direct the disposition
                            of: 1,170,350
                      (iv) shared power to dispose to direct the disposition of: 0

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
                  Not applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON
                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
                  Not applicable.

CUSIP NO. 057-232-100                   13G                    Page 5 of 6 Pages

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP
                  Not applicable.

ITEM 10.          CERTIFICATION.  (if filing pursuant to Rule 13d-1(c))

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 057-232-100                    13G                   Page 6 of 6 Pages

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2001

                                   BUCKINGHAM CAPITAL MANAGEMENT, INC.

                                   By: /s/ David B. Keiden
                                       --------------------------
                                       David B. Keiden, President